KRAMER LEVIN NAFTALIS & FRANKEL LLP

Abbe L. Dienstag Phone 212-715-9280 Fax 212-715-8280 adienstag@KRAMERLEVIN.com

June 6, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Attn: David L. Orlic, Esq., Special Counsel

Re:	Qualstar Corporation Definitive Proxy Statement on Schedule 14A Filed June 6, 2013 by BKF Capital Group, Inc., et al. File No. 001-35810

Dear Mr. Orlic:

I write in connection with the above referenced filing and our conversations this morning.

On behalf of our client BKF Capital Group, Inc., and the other participants in the proxy solicitation to which the above referenced filing relates, this will confirm that no mailing of proxy materials for the solicitation will commence until after 11:59 p.m., Friday June 7, 2013, which is the conclusion of the 10 calendar day period referenced in Rule 14a-6(a) under the Securities Exchange Act of 1934.

If you have any questions, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc:	Mr. Steven N. Bronson
Ms. Maria N. Fregosi